Exhibit 1.01

AptarGroup, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2018

This report for the year ended December 31, 2018 is presented to comply with Rule 13p‑1 under the Securities Exchange Act of 1934 (the “Rule”).  The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”).  The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products.  Conflict minerals are defined as cassiterite,  columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold for the purposes of this assessment.

Company Overview

This report has been prepared by the management of AptarGroup Inc. (“AptarGroup”, “we”, “us” or “our”).  The information includes the activities of all majority-owned subsidiaries that are required to be consolidated.  AptarGroup is a leading global provider of a broad range of innovative packaging, dispensing and sealing solutions, primarily for the beauty, personal care, home care, prescription drug, consumer health care, injectables, food and beverage markets.

Product Description

Our primary products are dispensing pumps, closures, aerosol valves and elastomeric primary packaging components for the injectables market.

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Dispensing pumps are finger-actuated dispensing systems that dispense a spray or lotion from non-pressurized containers.  The style of pump used depends largely on the nature of the product being dispensed, from small, fine mist pumps used with perfume and pharmaceutical products to lotion pumps for more viscous formulas.

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Closures are primarily dispensing closures but to a lesser degree can include non-dispensing closures.  Dispensing closures are plastic caps which allow a product to be dispensed without removing the cap.

•	Aerosol valves dispense product from pressurized containers. The majority of the aerosol valves that we sell are continuous spray valves, with the balance being metered dose inhaler valves.
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Elastomeric primary packaging components for the injectables market include pre-filled syringe components, such as plungers, needle shields, tip caps and cartridges, as well as stoppers for infusion, antibiotic, lyophilization and diagnostic vials.

In some cases, a tin-plated mounting cup is necessary for the functionality of our aerosol valves.  However, to confirm our internal assessments that conflict minerals were not present in any other of our products, we expanded the scope of our assessment to all Company suppliers.

Supply Chain Overview

AptarGroup relies upon our suppliers to provide information on the origin of the conflict minerals contained in components and materials supplied to us, including sources of conflict minerals that are supplied to them from their suppliers.  We have integrated responsible sourcing into our Conflict Minerals Statement, which is published on our website at www.aptar.com (see Corporate Governance on the Investors page).  Information on AptarGroup’s website shall not be deemed to be a part of, or incorporated into, this report.  We have also individually communicated to our suppliers our expectations of them regarding conflict minerals.  In particular, our suppliers are expected to provide the conflict minerals sourcing information as required by the Dodd Frank Act and consistent with our Conflict Minerals Statement.

In addition to providing our suppliers with our Conflict Minerals Statement, we performed a comprehensive analysis of our product components and the role our suppliers play throughout our manufacturing and product delivery processes.  We communicated the requirements of the Dodd Frank Act to our suppliers and provided a specific Company resource for the suppliers to contact with questions.  We also adopted the standard conflict minerals reporting templates established by the Responsible Minerals Initiative

(“RMI”) and launched our conflict minerals due diligence communication survey to our supplier base.

Reasonable Country of Origin Inquiry

We conducted an internal analysis of our products and determined that certain aerosol valves require a tin-plated mounting cup, and, therefore, these products are subject to the reporting requirements under the Rule.

Due to the breadth and complexity of AptarGroup products and supply chains, it takes time for certain of our suppliers to verify the origin of all their materials.  By using our supply chain due diligence processes to drive accountability with our suppliers and leveraging the industry standard RMI, we were able to develop transparency into our supply chain.

Due Diligence Program

AptarGroup’s due diligence is consistent with The Organization for Economic Co-Operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related supplements for gold and for tin, tantalum and tungsten.  AptarGroup designed our due diligence process, management and measures to conform to the OECD Guidance framework.

Our conflict minerals due diligence process consisted of the following:

A.    Strong Company Management Systems

1.	As noted above, AptarGroup has adopted a Conflict Minerals Statement, which is posted on our website at www.aptar.com (see Corporate Statements on the Investors page).
2.

AptarGroup has established a management system for complying with the applicable rules.  Our management system includes the development of a task force of subject matter experts from relevant functions such as purchasing, finance, legal and manufacturing.  Our subject matter experts are responsible for communicating and implementing our conflict minerals compliance strategy.  Senior management is briefed on the progress and results of our due diligence efforts on a regular basis.

3.

We developed a standard communication strategy with our purchasing group to contact our suppliers, communicate our requirements and archive the supplier responses to our RCOI.  The results of this engagement have allowed us to render the statements made and the conclusions reached in this report.

4.

We conducted individual meetings with all known suppliers of products containing conflict minerals to review their progress and results of their conflict minerals procedures.  For all other suppliers, we had an escalation process to identify and contact any non-responsive suppliers or suppliers with problematic responses to our RCOI.

5.	AptarGroup has established a due diligence compliance process for the maintenance and retention of our supplier database and relevant supporting documentation.

B.     Identify and Assess Risk in the Supply Chain

Based on our size, breadth and complexity of our products, and the constant evolution of our supply chain, it is difficult to identify all the downstream actors from our direct suppliers.  We have identified all of our direct suppliers of our product materials.  Of these, we have excluded certain suppliers considered outside the scope of the Rule (for example, suppliers of decorating or packaging materials).  We performed RCOI procedures on the remaining direct suppliers.  We received responses to our request for information from a majority of the suppliers surveyed.  We further identified three direct suppliers of tin-plated mounting cups and performed additional procedures, including direct interviews and the receipt of additional representations from each supplier, to gain additional comfort on our supply chain.  We have relied on these supplier’s responses to provide us with information about the source of conflict minerals contained in the components supplied to us.  Our direct suppliers are similarly reliant upon information provided by their suppliers.

C.    Manage Risks

As we continue to develop our due diligence program, we intend to take the following steps to continue to mitigate any possible risk that the necessary conflict minerals in our products could benefit armed groups in the Covered Countries:

1.	AptarGroup will continue to enhance our supplier communications, training and escalation process to improve due diligence data accuracy and completion.
2.

AptarGroup will work with any suppliers who are determined to be sourcing from non-conflict free smelters to move towards using conflict free smelters within a reasonable timeframe.  The timeframe is dependent on the criticality of the specific part and the availability of alternative suppliers.

3.

If any supplier is unwilling or unable to definitively determine their conflict minerals status, AptarGroup reserves the right to source materials from alternative suppliers and remove the supplier from our purchasing channels.  In vendor contracts, we intend to include language requiring our suppliers to provide the necessary information to confirm our conflict minerals status.

D.    Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points

AptarGroup does not have a direct relationship with conflict minerals smelters or refiners, nor do we perform direct audits of these entities that provide our supply chain.  However, we support and rely on industry groups, such as the Responsible Business Alliance (formerly the Electronic Industry Citizenship Coalition ®) and RMI, to influence smelters and refineries to become certified through their programs.

E.    Report on Supply Chain Due Diligence and Results

1.

Due Diligence Process:  We conducted a survey of our active suppliers described above using the template developed by the RMI, known as the RMI Conflict Minerals Reporting Template (the “Template”).  The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.  It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of smelters the company and its suppliers use.  In addition, the Template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence.  Written instructions and recorded training illustrating the use of the tool is available on RMI’s website.  The Template is being widely adopted by many companies in their due diligence processes related to conflict minerals.

2.

Survey Reponses:  For our 2018 RCOI inquiries, AptarGroup elected to survey our entire population of direct material suppliers, less decorating and packaging suppliers, which are specifically excluded from the Rule.  We received responses from a majority of our direct material suppliers.

3.

Efforts to Determine Country of Origin:  Tracing materials back to their origin is a complex aspect of responsible sourcing in our supply chain.  We adopted the methodology outlined by the RMI’s joint industry programs and outreach initiatives and required our suppliers to conform with the same standards that meet the OECD guidelines.  Additionally, we required our suppliers to report their results to us using the Template.  Through this effort, we have made a reasonable determination of the mines or locations of origin of the conflict minerals in our supply chain consistent with industry-wide practices.

4.

Smelters or Refiners Identified:  We adopted the RMI’s industry approach and traced back the origin of conflict minerals by identifying smelters, refineries or recyclers and scrap suppliers sources.  AptarGroup leveraged the RMI and its Responsible Minerals Assurance Process (“RMAP”) to trace the mine of origin of the conflict minerals to its ore level.  The RMAP audit employs a risk-based approach to validate smelters’ company level management processes for responsible mineral procurement.  To date, we are aware of thirty-eight smelters and refineries specifically used by certain of our suppliers within our supply chain.  Set forth below is the list of smelters identified as well as their RMAP status:

Metal	Smelter	Country	RMAP Status
Tin	China Tin Group Co., Ltd.	China	Conformant
Tin	CNMC (Guangxi) PGMA Co., Ltd.	China	Conformant
Tin	CV Ayi Jaya	Indonesia	Conformant
Tin	CV Dua Sekawan	Indonesia	Conformant
Tin	CV United Smelting	Indonesia	Conformant
Tin	EM Vinto	Bolivia	Conformant
Tin	Fenix Metals	Poland	Conformant

Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China	Conformant
Tin	Metallo Belgium N.V.	Belgium	Conformant
Tin	Mineração Taboca S.A.	Brazil	Conformant
Tin	Minsur	Peru	Conformant
Tin	MSC	Malaysia	Conformant
Tin	OMSA	Bolivia	Conformant
Tin	PT Aries Kencana Sejathera	Indonesia	Conformant
Tin	PT ATD Makmur Mandiri Jaya	Indonesia	Conformant
Tin	PT Bangka Prima Tin	Indonesia	Conformant
Tin	PT Bangka Serumpun	Indonesia	Conformant
Tin	PT Belitung Industri Sejahtera	Indonesia	Conformant
Tin	PT Bukit Timah	Indonesia	Conformant
Tin	PT Eunindo Usaha Mandiri	Indonesia	Conformant
Tin	PT Lautan Harmonis Sejahtera	Indonesia	Conformant
Tin	PT Menara Cipta Mulia	Indonesia	Conformant
Tin	PT Mitra Stania Prima	Indonesia	Conformant
Tin	PT Panca Mega Persada	Indonesia	Conformant
Tin	PT Prima Timah Utama	Indonesia	Conformant
Tin	PT Refined Bangka Tin	Indonesia	Conformant
Tin	PT Sariwiguna Binasentosa	Indonesia	Conformant
Tin	PT Sukses Inti Makmur	Indonesia	Conformant
Tin	PT Sumber Jaya Indah	Indonesia	Conformant
Tin	PT Tambang Timah	Indonesia	Conformant
Tin	PT Timah (Persero) Tbk Kundur	Indonesia	Conformant
Tin	PT Timah (Persero) Tbk Mentok	Indonesia	Conformant
Tin	PT Tinindo Inter Nusa	Indonesia	Conformant
Tin	PT Tommy Utama	Indonesia	Conformant
Tin	Thaisarco	Thailand	Conformant
Tin	White Soldier Metalurgia e Mineracão Ltda.	Brazil	Conformant
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China	Conformant
Tin	Yunnan Tin Company, Ltd.	China	Conformant